CONSENT OF AUTHORS

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Silvermex Resources Inc.

RE:	FIRST MAJESTIC SILVER CORP.

Dear Sirs/Mesdames:

We, Richard Addison, P.E., and Leonel López, C.P.G., for Pincock Allen & Holt, of 165 South Union Boulevard, Suite 950, Lakewood, Colorado 80228-2226 are the authors and Qualified Persons responsible for the preparation of the technical report (the “Technical Report”) entitled “Technical Report for the Encantada Silver Mine, Coahuila State, México”, dated January 12, 2009, as amended and restated on February 26, 2009, prepared for First Majestic Silver Corp. (the “Company”), which is referred to in the Company’s annual information form (the “AIF”) dated March 30, 2012, which AIF is incorporated by reference into the management information circular (the “Circular”) of Silvermex Resources Inc. dated May 22, 2012.

Pursuant to Section 8.3 of National Instrument 43-101 - Standards of Disclosure for Mineral Projects, we do hereby consent to: (a) the public filing of the Technical Report with all applicable securities regulatory authorities and to extracts from, or a summary of, the Technical Report in the AIF and the Circular; and (b) the use of our names “Richard Addison, Jack Haptonstall and Leonel López” in the AIF and the Circular, as incorporated by reference.

We certify that we have read the AIF and the Circular and that the disclosure in the AIF and the Circular fairly and accurately represents the information contained in the Technical Report that supports such disclosure and we have no reason to believe that there are any misrepresentations contained in the AIF or the Circular which are derived from the Technical Report or which we are otherwise aware.

Dated this 24th day of May, 2012

/s/ R. Addison
Signature of Qualified Person

Richard Addison, P.E.
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/s/ Leonel López
Signature of Qualified Person

Leonel López, C.P.G.
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